SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------


                                SCHEDULE 13E-4/A
                                (Amendment No. 4)
                                (Final Amendment)


                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)



                           MAXCOR FINANCIAL GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           MAXCOR FINANCIAL GROUP INC.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


             (1) Redeemable Common Stock Purchase Warrants
             (2) Series B Redeemable Common Stock Purchase Warrants
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 (1) 57772G 118
                                 (2) 57772G 126
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                      (CUSIP Number of Class of Securities)


                             Roger E. Schwed, Esq.,
                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                October 16, 1997
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     (Date Tender Offer First Published, Sent or Given to Security Holders)





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                            There is no Exhibit Index


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         This  Amendment  No. 4 amends and  supplements  the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") filed electronically on October 16, 1997 with the Securities and Exchange Commission by Maxcor Financial Group Inc. (the "Company") in connection with its offer to issue shares of its Common Stock in exchange for all of its outstanding (i) Redeemable Common Stock Purchase Warrants ("Series A Warrants") and (ii) Series B Redeemable Common Stock Purchase Warrants ("Series B Warrants" and, together with the Series A Warrants, the "Warrants") upon the terms and subject to the conditions set forth in the Company's Prospectus dated October 16, 1997 and related Letter of Transmittal (the "Exchange Offer").

         This Final Amendment is being filed, pursuant to Rule 13e-4(c)(3) under the Securities Act of 1934 and General Instruction D of Schedule 13E-4, to report the results of the Exchange Offer. Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the same meanings ascribed to them in the Statement.

Item 1.           SECURITY AND ISSUER

     Item 1 of the Statement is hereby amended and supplemented by adding the following information:

     The Exchange Offer terminated at 2:00 p.m., New York City time on November 17, 1997. A total of 6,880,718 Series A Warrants and 7,402,578 Series B Warrants were determined to have been validly tendered and not withdrawn in connection with the Exchange Offer and were accepted for exchange by the Company in accordance with the terms of the Exchange Offer. The total of 14,283,296 Warrants tendered and accepted for exchange represented approximately 95.1% of the 15,018,276 Warrants that were outstanding as of the commencement of the Exchange Offer.

     In exchange for the accepted Warrants, the Company has issued an aggregate of 2,380,975 shares of Common Stock, with an aggregate of $169.49 in cash paid in lieu of fractional shares issued. Under the Company's Stockholder Rights Plan, one Right to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock has also been issued with, and is solely represented by, each share of Common Stock so issued in exchange for Warrants.

     After giving effect to the Exchange Offer, the total number of outstanding shares of Common Stock is 11,330,631, the total number of outstanding Series A Warrants is 685,948 and the total number of outstanding Series B Warrants is 49,032. The Company has filed a Form 15 with the Securities and Exchange Commission in order to terminate the registration of both the Series A Warrants and the Series B Warrants under the Securities Exchange Act of 1934, as amended, and has requested The Nasdaq Stock Market to delist both the Series A Warrants and the Series B Warrants from trading on the Nasdaq National Market, effective at the close of business on December 2, 1997 or as soon as possible thereafter.




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                                    SIGNATURE


         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                      MAXCOR FINANCIAL GROUP INC.





                                      By:      /s/ Gilbert Scharf
                                         --------------------------------------
                                         Gilbert Scharf, Chairman of the Board,
                                         Chief Executive Officer and President

Date:    December 2, 1997







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